Exhibit 5

Sears, Roebuck and Co.
3333 Beverly Road - B6-210B
Hoffman Estates, IL 60179

Anastasia D. Kelly
Senior Vice President,
General Counsel
847-286-0844

May 9, 2002

Sears, Roebuck and Co.
3333 Beverly Road
Hoffman Estates, Illinois 60179

Ladies and Gentlemen:

I have examined the registration statement on Form S-8 (the "Registration Statement") to be filed by Sears, Roebuck and Co. (the "Company") with the Securities and Exchange Commission on or about May 9, 2002 in connection with the registration under the Securities Act of 1933, as amended, of 550,000 common shares, $0.75 par value, of the Company issuable pursuant to (i) the Sears, Roebuck and Co. Non-Employee Director Stock Plan, and (ii) the 2002 Non-Employee Director Stock Plan (individually, a "Plan," and together, the "Plans"). I have examined pertinent documents and records, including each Plan, and the certificate of incorporation and by-laws of the Company, and I have also made such other examinations as I have deemed necessary or appropriate as a basis for the opinion hereinafter expressed.

I am of the opinion that the Common Shares to be issued pursuant to the Plans, when issued in accordance with the terms thereof, will be validly issued, fully paid and nonassessable, and that (except for statutory claims by laborers, servants, or employees for unpaid debts, wages or salaries, chargeable against certain of the principal shareholders only in the event of termination of listing and public trading in the Company's shares) no personal liability for obligations of the Company will attach to any holder of the Common Shares under existing statutes of the State of New York, in which the Company is incorporated. I consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to me in the Prospectus relating to this Registration Statement.

Very truly yours,

/s/Anastasia D. Kelly
Anastasia D. Kelly Senior Vice President, General Counsel Sears, Roebuck and Co.